Exhibit 6.5

PROMISSORY NOTE

$1,945,749.00	June 14, 2022

FOR VALUE RECEIVED, Akvarr, Inc., a Delaware corporation (the “Debtor”), promises to pay to the order of Savantis Solutions, LLC, a Texas limited liability company (the “Payee”), at 1601 Elm Street, Suite 3500, Dallas, Texas 75201, or at such other place as Payee may designate in writing pursuant to the notice provisions below, the principal sum of One Million Nine Hundred Forty-Five Thousand Seven Hundred Forty-Nine and No/100 United States Dollars ($1,945,749.00), together with interest on the unpaid principal balance from time to time outstanding in accordance with the terms set forth below, said principal and interest to be due and payable as stated below.

1. Interest Rate and Accrual. The unpaid principal amount of this promissory note (this “Note”) shall accrue interest at the lesser of (i) simple interest at the rate of three percent (3%) per annum, or (ii) the maximum lawful rate which may be contracted for, charged, taken, received or reserved by Payee in accordance with applicable law. Interest will be computed on the basis of a year of 365/366 days per year (as may be applicable) for the actual number of days elapsed from the date of this Note. The number of days used to compute the interest will include the first day but exclude the last day during which any principal is outstanding.

2. Maturity. All outstanding principal and accrued and unpaid interest due under this Note, shall be due and payable on March 1, 2024 (the “Maturity Date”).

3. Payments. Debtor shall make twenty (20) equal monthly installments of principal and interest to Payee in an amount of One Hundred Thousand and No/100 United States Dollars ($100,000.00) on the 1st day of each calendar month beginning on August 1, 2022 and continuing until the Maturity Date. Debtor agrees to make all payments under this Note to the order of Payee in lawful money of the United States of America in immediately available funds or by wire transfer to an account designated by Payee.

4. Prepayment. Debtor shall not be entitled to prepay this Note except in accordance with the following: Debtor shall have the right to prepay this Note only if (i) such prepayment is in full payment of the outstanding balance and all accrued but unpaid interest on this Note, (ii) Debtor shall provide written notice to Payee not less than thirty (30) days prior to the date of such prepayment, and (iii) Debtor shall pay to Payee a prepayment premium in an amount equal to Two Million United States Dollars ($2,000,000) minus all prior payments of principal and interest paid by Debtor to Payee under this Note.

5. Default Rate. In the event of any failure by Debtor to make a payment of principal and/or interest when due under this Note, then such past due amount shall bear interest from due date of such amount until paid at (a) the highest rate permitted by applicable law, or (b) if no such maximum rate is established by applicable law, at the rate of eighteen percent (18%) per annum.

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6. Default. Each of the following shall constitute an “Event of Default” pursuant to this Note: (a) a failure of Debtor to make any payment of principal or interest or any other amount under this Note when and as due, which failure is not cured within five (5) days after the date such payment became due; (b) the commencement of a voluntary proceeding under any law or statute of any jurisdiction relating to bankruptcy, insolvency, reorganization, dissolution, liquidation or Debtor relief, whether now or hereafter in effect, including, without limitation, the filing of a petition under any chapter of the U.S. Bankruptcy Code, as amended, by the Debtor; (c) the filing of a proceeding for the appointment of a receiver, custodian, trustee, liquidator or similar official for Debtor or all or substantially all of the Debtor’s property and assets or consenting to the appointment of same; (d) the issuance of a levy or writ of execution, attachment or garnishment against all or substantially all of the properties and assets of the Debtor; and (e) the dissolution, liquidation, termination or other permanent cessation of business of the Debtor, or the commencement of any proceedings or the taking of any action to effect any of the foregoing; and, in the cases of clauses 4(c) through 4(e) above, the failure of any such action, petition or proceeding to be stayed, suspended, cancelled or dismissed within sixty (60) days.

7. Remedies. If any Event of Default as provided above should occur, all unpaid principal hereunder and all accrued but unpaid interest thereon may, at the option of Payee by written notice delivered to the Debtor, be accelerated and be immediately due and payable, and Payee shall have and be entitled to exercise, from time to time, all the rights and remedies available to it under applicable law and as set forth herein; provided, however, no such notice of acceleration shall be required upon the occurrence of any Event of Default described in clauses 4(b) through (e) and all unpaid principal hereunder and all accrued but unpaid interest thereon shall automatically be accelerated and be immediately due and payable.

8. Waiver. Debtor and all sureties, endorsers, guarantors and other parties hereafter assuming or otherwise becoming liable for the payment of any sum of money payable under this Note (i) severally waive grace, presentment and demand for payment, protest and notice of protest, notice of intent to accelerate maturity, notice of acceleration of maturity, notice of nonpayment, and all other notices of whatsoever nature, filing of suit, and diligence in collecting this Note or enforcing any of the security herefor; (ii) severally agree to any substitution, exchange, or release of any such security hereon; (iii) severally agree that Payee shall not be required first to institute suit or exhaust its remedies herein against Debtor or others liable or to become liable hereon or to enforce its rights against any security herefor in order to enforce payment of this Note by them; consent to any extension or postponement of time of payment of this Note and to any other indulgence with respect hereto without notice thereof to any of them; and (v) severally agree that, except as provided in Section 15, amounts due hereunder shall be paid without set-off, counter-claim, abatement, suspension, or diminution. No extension of time for the payment of this Note or any installment hereof shall affect the liability of Debtor under this Note.

9. Usury Savings. It is expressly stipulated and agreed to be the intent of Debtor and Payee to comply at all times with the applicable law now or hereafter governing both the terms of this Note and the interest payable on this Note. If the applicable law is ever revised, repealed, or judicially interpreted so as to render any provision of this Note invalid, or so as to render usurious any amount called for under this Note, or contracted for, charged, taken, reserved or received with respect to the loan evidenced by this Note, or if Payee’s exercise of the option herein contained to accelerate the maturity of this Note or if any prepayment by Debtor results in Debtor having paid any interest in excess of that permitted by law (after taking into account all payments, charges, and calculations deemed to be interest under applicable law), then it is Debtor’s and Payee’s express intent that all excess amounts theretofore collected by Payee be credited on the principal balance of this Note (or, if the Note has been paid in full, refunded to Debtor), and that the invalid provisions of this Note immediately be deemed reformed and the amounts thereafter collectible hereunder and thereunder reduced, without the necessity of the execution of any new document, so as to comply with the then applicable law, but so as to permit the recovery of the greatest amount otherwise called for hereunder and thereunder. All sums paid or agreed to be paid to Payee for the use, forbearance or detention of the indebtedness evidenced hereby shall, to the extent permitted by applicable law, be amortized, prorated, allocated and spread throughout the full term of such indebtedness until payment in full so that the rate or amount of interest on account of such indebtedness does not exceed the usury ceiling from time to time in effect and applicable to the loan evidenced hereby for so long as the debt is outstanding under the loan.

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10. Notices. All notices that are required or may be given pursuant to this Note shall be sufficient in all respects if given in writing, in English and sent to the address for the applicable party by personal delivery (if signed for receipt), by certified or registered United States mail (postage prepaid, return receipt requested), by a nationally recognized overnight delivery service for next day delivery, transmitted via facsimile transmission or transmitted via electronic mail (following appropriate confirmation of receipt by return email, including an automated confirmation of receipt) and shall be deemed to have been made and the receiving party charged with notice, when received, except that if such notice is received after 5:00 p.m. (in the recipient’s time zone) on a Business Day or is received on a day that is not a Business Day, such notice will not be effective until the next succeeding Business Day. The term “Business Day” means a day that is not a Saturday, Sunday or Holiday. The term “Holiday” means a federal holiday or a holiday under the laws of the State of Delaware.

11. Time is of the Essence. Time is of the essence of this Note and of each provision hereof.

12. Governing Law; Venue. THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED ACCORDING TO THE LAWS OF THE STATE OF DELAWARE FROM TIME TO TIME IN EFFECT (WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAWS) EXCEPT TO THE EXTENT APPLICABLE FEDERAL LAW PERMITS THE PAYEE TO CONTRACT FOR, CHARGE OR RECEIVE A GREATER AMOUNT OF INTEREST THAN ALLOWED BY DELAWARE LAW. DEBTOR AND PAYEE VOLUNTARILY AND IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE STATE COURTS OF DELAWARE LOCATED AND THE UNITED STATES DISTRICT COURT FOR THE STATE OF DELAWARE FOR THE RESOLUTION OF ANY DISPUTES REGARDING THE RIGHTS AND OBLIGATIONS OF THE PARTIES UNDER THE TERMS OF THIS PROMISSORY NOTE AND WAIVE ANY OBJECTIONS AS TO JURISDICTION OR VENUE.

13. Expenses. Debtor agrees to pay all costs of collection hereof (including through reorganization, bankruptcy or any other proceeding) when incurred, including reasonable attorneys’ fees, legal assistants’ fees and court costs, whether or not any action shall be instituted to enforce this Note.

14. Guaranty. The obligations of the Debtor under this Note are secured by that certain Commercial Guaranty, of even date herewith, executed and delivered by Futuris Company and that certain Pledge Agreement, dated of even date herewith, executed and delivered by Futuris Company.

15. Purchase Agreement Set-Off. This Note is issued pursuant to that certain Asset Purchase Agreement, dated of even date herewith, by and between Debtor and Payee (the “Purchase Agreement”). The Debtor shall have the limited right of set off as expressly provided under the terms of Section 6(f) of the Purchase Agreement.

16. Entire Agreement. This Note and the Purchase Agreement constitutes the entire understanding between the parties with respect to the subject matter hereof, and all prior or contemporaneous written and oral agreements, understandings, representations and statements with respect thereto are merged into, and replaced and superseded by, this Note and the Purchase Agreement.

17. Interpretation. The Debtor and Payee have participated jointly in the negotiation and drafting of this Note. In the event an ambiguity or question of intent or interpretation arises, this Note shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Note.

IN WITNESS WHEREOF, the Debtor has executed and delivered this Note on the date first written above.

AKVARR, INC.

By:	/s/ Kalyan Pathuri
Kalyan Pathuri
President

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